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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*



                             Cerprobe Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   156787103
        ---------------------------------------------------------------
                                (CUSIP Number)


                              Charles H. Winkler
                          Citadel Limited Partnership
                          225 West Washington Street
                                   Suite 900
                               Chicago, IL 60606
                                (312) 692-2102
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 15, 1997
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 4 Pages

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 156787103
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Citadel Limited Partnership
                FEIN No.: 36-3754834
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Reporting person has voting and dispositive power over
                          shares of Series A Preferred Stock, which are
                          convertible into 346,116 shares of Common Stock as of
                          the date for the filing of this statement.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             See item 7 above.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                See item 7 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13 5.17% as of the date for the filing of this statement. (Based on 6,353,047 shares of Common Stock issued and outstanding as of May 5, 1997, plus the Common Stock issuable upon the conversion of the securities referred to in item 7 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 2 of 4 Pages

     This is the second amendment to the Schedule 13D previously filed by the reporting person with respect to the securities of the issuer set forth on the cover page hereto (such initial filing, together with any prior amendments thereto, the "Prior Filing"). This amendment is being filed in order to amend and restate Item 5 of the Prior Filing in its entirety in connection with the increase in the issuer's outstanding common stock as reported in the issuer's quarterly report on Form 10-Q for the period ended March 31, 1997.

Item 5. Interest in Securities of the Issuer

     (a) By reason of its serving as managing general partner of Nelson and trading manager of Olympus, Citadel may be deemed to be the indirect beneficial owner of the Convertible Securities and the shares of Common Stock into which the Convertible Securities are convertible. As of the date of the filing of this statement, Nelson and Olympus collectively owned Convertible Securities for which they originally paid $3,300,000 ("Stated Value").

          As of any date ("Conversion Date") all or a portion of the Convertible Securities may be converted into the number of shares of Common Stock determined by dividing the Stated Value of such securities (plus an amount equal to 6% interest on the Stated Value of such securities from the Closing Date) by a conversion price ("Conversion Price").
          The Conversion Price is equal to the lesser of (i) $16.55 ("Fixed Conversion Price") and (ii) the product of a discount ("Discount") and the average of the mean of the high and low price (as reported on the National Market System) of the Issuer's Common Stock (the "Mean Price") for each of the five trading days immediately preceding the Conversion Date. The Discount is equal to the sum of .9 and the difference between 1 and a fraction, the numerator of which is the average of the Mean Price of the Issuer's Common Stock for each of the five trading days immediately preceding the Conversion Date and the denominator of which is the average of the Mean Price of the Issuer's Common Stock for each of the fifteen trading days immediately preceding the Conversion Date; provided that the Discount may not be greater than 1 nor less than .9.

          As a result, if the Floating Conversion Price is less than the Fixed Conversion Price, the Conversion Price will fluctuate depending upon the Mean Price of the Issuer's Common Stock. As a consequence, the number of shares of Common Stock into which the Convertible Securities may be converted, and consequently the number of shares of such securities which Citadel may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by Citadel, Nelson or Olympus.

          As of the date of the filing of this statement, by virtue of its status as the managing general partner of Nelson and the trading manager for Olympus, Citadel may be deemed to be the beneficial owner of 346,116 shares of Common Stock representing 5.17% of the Issuer's Common Stock (based on 6,353,047 shares of Common Stock issued and outstanding as reported in the Issuer's most recently filed Form 10-Q and (ii) a Conversion Price equal to $10.3118).

     (b) Citadel has the sole power to vote and the sole power to dispose of the Convertible Securities and the shares of Common Stock into which the Convertible Securities are convertible on behalf of Nelson and Olympus.

     (c) No transactions with respect to the Issuer's common stock have been effected during the 60-day period ending May 14, 1997.

     (d) Nelson and Olympus, as the direct beneficial and legal owners of the Convertible Securities, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Securities and the Common Stock into which the Convertible Securities are convertible. However, Citadel, as managing general partner of Nelson and trading manager for Olympus, ultimately has the right to direct such activities.



                                                               Page 3 of 4 Pages

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 19, 1997                      Citadel Limited Partnership


                                         By:  GLB Partners, L.P.,
                                              its general partner


                                         By:  Citadel Investment Group, L.L.C.,
                                              its general partner


                                         By:  /s/Kenneth C. Griffin,
                                              ----------------------
                                              its manager




                                                               Page 4 of 4 Pages